Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Babbush Robert A.	2. Date of Event Requiring Statement (Month/Day/Year) April 14, 2003	4. Issuer Name and Tickler or Trading Symbol SYS "SYYS"
(Last) (First) (Middle) 10272 Rue Saint Jacques
(Street) San Diego, CA 92131	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director __ 10% Owner _X_ Officer (give title below) __ Other (specify below) __Assistant Secretary______	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	25,000 shares	Direct
Common Stock	1,200 shares	Direct
Common Stock	3,000 shares	Direct

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Note	2/1/02	11/04	Common Stock	25,000 shares	$1.00/share	Direct
Stock Options	10/24/2000	10/24/2005	Common Stock	4,000 shares	$1.00/share	Direct
Stock Options	10/24/2001	10/24/2005	Common Stock	4,000 shares	$1.00/share	Direct
Stock Options	10/24/2002	10/24/2005	Common Stock	6,000 shares	$1.00/share	Direct
Stock Options	10/24/2003	10/24/2005	Common Stock	6,000 shares	$1.00/share	Direct
Stock Options	06/19/2001	06/19/2006	Common Stock	4,000 shares	$1.25/share	Direct
Stock Options	06/19/2002	06/19/2006	Common Stock	4,000 shares	$1.25/share	Direct
Stock Options	06/19/2003	06/19/2006	Common Stock	6,000 shares	$1.25/share	Direct
Stock Options	06/19/2004	06/19/2006	Common Stock	6,000 shares	$1.25/share	Direct
Stock Options	08/28/2002	08/28/2007	Common Stock	2,000 shares	$1.25/share	Direct
Stock Options	08/28/2003	08/28/2007	Common Stock	2,000 shares	$1.25/share	Direct
Stock Options	08/28/2004	08/28/2007	Common Stock	3,000 shares	$1.25/share	Direct
Stock options	08/28/2005	08/28/2007	Common Stock	3,000 shares	$1.25/share	Direct

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/s/ Robert A. Babbush **Signature of Reporting Person	April 22, 2003 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.